UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 15)

Under the Securities Exchange Act of 1934

Crown Crafts, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

228309100

(CUSIP Number)

Wynnefield Partners Small Cap Value, L.P.
450 Seventh Avenue, Suite 509
New York, New York 10123
Attention: Mr. Nelson Obus

Copy to:
Jeffrey S. Tullman, Esq.
Kane Kessler, P.C.
1350 Avenue of the Americas, 26 th Floor
New York, New York 10019
(212) 541-6222

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2011

  (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐ .

CUSIP No. 228309100	13D/A	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 568,908 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 568,908 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 568,908 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.94%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 228309100	13D/A	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Partners Small Cap Value, L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 641,030 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 641,030 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 641,030 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.69%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 228309100	13D/A	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 350,035 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 350,035 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,035 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.65%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 228309100	13D/A	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,209,938 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,209,938 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,209,938 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.63%
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

CUSIP No. 228309100	13D/A	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital, Inc. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 350,035 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 350,035 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,035 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.65%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 228309100	13D/A	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Channel Partnership II, L.P. 22-3215653
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,600 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,600 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,600 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.12%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 228309100	13D/A	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,600 (See Item 5)
	8	SHARED VOTING POWER 1,559,973
	9	SOLE DISPOSITIVE POWER 13,600 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,559,973
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,573,573 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.42%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 228309100	13D/A	Page 9 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,559,973 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,559,973 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,559,973 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.28%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 228309100	13D/A	Page 10 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 228309100	13D/A	Page 11 of 14 Pages

This Amendment No. 15 (the “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on May 17, 2002, as further amended by Amendment No. 1 filed on January 28, 2003, as further amended by Amendment No. 2 filed on February 20, 2003, as further amended by Amendment No. 3 filed on May 12, 2003, as further amended by Amendment No. 4 filed on June 28, 2007, as further amended by Amendment No. 5 filed on July 31, 2007, as further amended by Amendment No. 6 filed on October 11, 2007, as further amended by Amendment No. 7 filed on December 4, 2007, as further amended by Amendment No. 8 filed on June 30, 2008, as further amended by Amendment No. 9 filed on July 7, 2008, as further amended by Amendment No. 10 filed on August 18, 2009, as further amended by Amendment No. 11 filed on May 3, 2010, as further amended by Amendment No. 12 filed on June 28, 2010, as further amended by Amendment No. 13 filed on January 10, 2011 and as further amended by Amendment No. 14 filed on May 26, 2011 (collectively, the “Schedule 13D”) by the Wynnefield Reporting Persons (as defined in the Schedule 13D) with respect to shares of common stock, par value $0.01 (the “Common Shares”) of Crown Crafts, Inc. (the “Issuer”), whose principal executive offices are located at 916 South Burnside Avenue, Gonzales, Louisiana 70737. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On May 20, 2011, the Wynnefield Reporting Persons sent a letter to the Nominating and Corporate Governance Committee of the Issuer’s Board of Directors (the “Board”) suggesting that Ms. Patricia Stensrud (the “Nominee”) be considered as an Issuer nominee for election to the Board at the Issuer’s 2011 Annual Meeting of Stockholders (the “Annual Meeting”).  Unfortunately, the Issuer did not provide a timely response to the Wynnefield Reporting Persons’ suggestion that the Nominee be considered for nomination by the Issuer for election to its Board prior to the deadline for stockholders to timely submit nominations pursuant to the Issuer’s nomination notice procedures set forth in its Bylaws.  In order to preserve the right of the Wynnefield Reporting Persons to nominate the Nominee as a member of the Board, on May 27, 2011 the Wynnefield Reporting Persons delivered a letter to the Issuer notifying it that the Wynnefield Reporting Persons intend to nominate and seek to elect the Nominee as a member of the Issuer’s Board at the Annual Meeting.

The Wynnefield Reporting Persons believe Ms. Stensrud’s skill set and extensive industry specific operational experience, accomplishments in brand and product development, together with her marketing, licensing and management expertise in the fields of retail design, fashion, technology, and consumer products, provides her with insight unique to and currently lacking from the Issuer’s Board.  Furthermore, the election of Ms. Stensrud, as the Board’s only woman, will address the Issuer’s stated commitment to a diversified membership among its Board of Directors.

Should the Issuer nominate Ms. Stensrud as an Issuer nominee for election to the Board, the Wynnefield Reporting Persons would endorse and support her nomination.  In the event the Issuer fails to nominate Ms. Stensrud as one of its director nominees for election at the Annual Meeting, the Wynnefield Reporting Persons intend to file a proxy statement with the Securities and Exchange Commission and solicit proxies to elect Ms. Stensrud.

Set forth below is certain biographical information with respect to the Nominee:

Patricia Stensrud, 63, since May of 2011 Ms. Stensrud has served as the president of A&H Manufacturing, a leading packaging company with operations in the United States, China and the United Kingdom.  In November 2010, Ms. Stensrud co-founded The SilkRoute Partnership, an advisory firm providing strategic business development expertise for luxury and lifestyle brands within the fashion, beauty and consumer product sectors. Since founding Hudson River Partners LLC in 2003, Ms. Stensrud has served as its principal for private real estate investment as well as providing advisory due diligence, strategic planning, and business model development for upscale fashion and accessories companies.  From January 2005 until November 2005 as the company was preparing to be sold, Ms. Stensrud was the president of the Women’s Sportswear Division for Tommy Hilfiger USA, with responsibility for divisional profitability, marketing, product and strategy development for diversified markets, as well as pioneering new social media and pricing strategies for the company.  From 1991 to 2002, Ms. Stensrud served as the CEO and vice chairman of Victoria & Co., a multi-branded, multi-channel fashion jewelry manufacturer and marketer which was acquired by Jones Apparel Group. During Ms. Stensrud’s tenure, the company transformed into a global market leader through market re-definition, creation of multiple brands and diversified business segments, pioneering lifestyle branding in the fashion jewelry industry, establishing a multi-channel business model for reaching diverse target customer segments, excelling in product design, expanding licensing strategies, and implementing technology advances and strategic acquisitions.  Ms. Stensrud previously served as marketing director and various other marketing management positions for Avon Products from 1982 to 1989 and was responsible for the successful launch of numerous products and categories.   Ms. Stensrud currently serves as an operating advisor for Verite Capital Partners, a private equity investment fund; a senior advisor for Avalon Group Ltd., a New York-based investment bank; and an advisory board member of WalkStyles, Inc., a California-based wellness lifestyle company.  She is also a member of Women Corporate Directors, a global membership organization and community of women corporate directors; and the board president for the Girl Scouts Council of Greater New York. Ms. Stensrud attended the Eastman School of Music in Rochester, New York and is a graduate of Golden Gate University in San Francisco where she earned B.A. (cum laude) and M.B.A. degrees.

CUSIP No. 228309100	13D/A	Page 12 of 14 Pages

In the event the Nominee shall be unable to serve for any reason, the Wynnefield Reporting Persons reserve the right to select a replacement Nominee. Additionally, in the event the Issuer purports to increase the number of directors serving on the Board or otherwise increases the number of directors to be elected at the Annual Meeting, the Wynnefield Reporting Persons reserve the right to nominate additional persons as directors to fill any vacancies created by the increase or to fill any additional positions on the Board which the Issuer’s stockholders shall vote on at the Annual Meeting.

Other than as set forth in this Item 4, the Wynnefield Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of the Schedule 13D. The Wynnefield Reporting Persons intend to review their investment in the Issuer on a continuing basis, and to the extent permitted by law, may seek to engage in discussions with other stockholders and/or with management and the Board of Directors of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Common Shares, conditions in the securities markets and general economic and industry conditions, the Wynnefield Reporting Persons may, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Shares, selling Common Shares, engaging in short selling of or any hedging or similar transaction with respect to the Common Shares, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

CUSIP No. 228309100	13D/A	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: June 1, 2011

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:	Wynnefield Capital Management, LLC, General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC, General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital, Inc.

By:	/s/ Nelson Obus
Nelson Obus, President

CHANNEL PARTNERSHIP II, L.P.

By:	/s/ Nelson Obus
Nelson Obus, General Partner

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

CUSIP No. 228309100	13D/A	Page 14 of 14 Pages

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL, INC. PROFIT SHARING & MONEY PURCHASE PLAN

By:	/s/ Nelson Obus
Nelson Obus, Portfolio Manager

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua H. Landes
Joshua H. Landes, Individually